Exhibit 99.2

Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

February 4, 2003
Basel, Switzerland

News Release: Full year results 2002

Ciba Specialty Chemicals exceeds last year’s strong performance

•	Sales up 3% in local currencies; EBITDA margin at 16.6 percent of sales; net income up 6% in CHF

•	Balance sheet strengthened again: net debt further reduced by CHF 888 million, available record cash of nearly 2.4 billion CHF

•	New program “Managing for Growth”; mid term targets confirmed

•	Outlook 2003: further improvement despite difficult environment

•	Higher CHF 3 payout proposed to shareholders again this year, all through reduction of nominal value

FINANCIAL HIGHLIGHTS (in millions of Swiss francs, except share and per share data)

Full Year to Full Year Comparisons

Full Year ended December 31,	2002	2001(1)	Change in %

Net sales	7 085	7 367	3*/-4
Gross profit	2 356	2 379	-1
Operating income (EBIT)	788	761	25*/4
Income from continuing operations	406	380	7
Cumulative effects of change in accounting principles, net of tax(2)	0	2
Net income	406	382	6
Net income per share, basic and diluted	5.92	5.76

EBITDA(3)	1173	1 230	10*/-5
EBITDA margin(4)	16.6%	16.7%
EBIT margin(5)	11.1%	10.3%
Net cash provided by operating activities	1038	1 054	-2
Cash flows from operating activities, before restructuring payments(6)	1 050	1 100	-5
Free cash flow(7)	683	779	-12
Net debt(8)	1 463	2 351	-38
Research and development expenditures	294	276	7
Number of employees at period end	19 007	19 683

*	Percentage change in local currencies; also see footnotes on page 2.

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million, income from continuing operations CHF 441 million, net income CHF 443 million and basic and diluted earnings per share CHF 6.68.

(2)	Effective January 1, 2001, the Company adopted FASB SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

(3)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income (EBIT) plus depreciation and amortization, which amounted to CHF 385 million (2001: CHF 469 million).

(4)	EBITDA margin is calculated as EBITDA as a percentage of net sales.

(5)	EBIT margin is calculated as EBIT as a percentage of net sales.

(6)	Cash Flows from Operating Activities before restructuring payments is the net cash provided by operating activities less restructuring payments of CHF 12 million (2001: CHF 46 million).

(7)	Free Cash Flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities (2002: CHF -349 million; 2001: CHF -334 million) before sale (acquisition) of businesses, net of cash (2002: CHF 116 million; 2001: CHF 144 million), less dividends paid (2002: CHF -134 million; 2001: CHF -132 million). The Company uses free cash flows for reinvestment in the business, for repayment of debt and restructuring programs.

(8)	Net Debt is the sum of short-term debt (2002: CHF 1 496 million; 2001: CHF 316 million) and long-term debt (2002: CHF 2 344 million; 2001: CHF 3 678 million) less cash and cash equivalents (2002: CHF 2 361 million; 2001: CHF 1 602 million) and short-term investments (2002: CHF 16 million; 2001:, CHF 41 million).

Ciba Specialty Chemicals today announced financial results for 2002 with higher sales in local markets, improved profitability, continued strong cash generation and a further substantial reduction of net debt. In local currencies, sales were 3 percent higher and operating income improved 25 percent. In Swiss francs, despite the negative currency impacts, operating income rose by 4 percent (11.1 percent of sales) and net income was 6 percent higher compared to the previous year. The EBITDA margin was kept at a good level of 16.6 percent of sales with tight cost control offsetting difficult market conditions. The continuing strong focus on asset management and cash generation resulted in a free cash flow of CHF 683 million. Net debt was reduced significantly (by CHF 888 million, or –38 percent), compared to year-end 2001, and now totals less than CHF 1.5 billion. A record of nearly CHF 2.4 billion in cash remains available on the balance sheet. For 2003, Ciba Specialty Chemicals expects sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002 and is striving to achieve a free cash flow for 2003 in excess of CHF 600 million.

Armin Meyer, Chairman and Chief Executive Officer, commented: “Ciba Specialty Chemicals has exceeded last year’s strong performance. Local sales and net income were both higher than 2001 despite the difficult economic environment. We are clearly benefiting from the simplified Group structure as well as from our firm actions to lower the cost base. Many of our businesses grew above market average, also thanks to new product introductions. This allowed us to strengthen our market position. We have proved that we can generate a solid cash flow even in difficult times. We continue to focus strongly on further lowering our cost base, generating cash, managing assets and cutting debt. An increased focus in 2003 and beyond will be on profitable growth, to further improve the top line.”

Higher CHF 3 payout proposed to shareholders again this year, all through reduction of nominal value
 Based on the Company’s performance, particularly the strong free cash flow generation, the Board of Directors will recommend to the Annual General Meeting of Shareholders on March 6, 2003, to repeat the increased cash pay out to shareholders of CHF 3, the same amount as in 2002. The Board of Directors also decided to propose that shareholders receive this payment through a reduction in the nominal value of Ciba Specialty Chemicals stock of CHF 3 per share, bringing the nominal value to CHF 6 per share, which, from a taxation perspective, is an attractive form of payment. Last year, the total cash payout was increased through the first reduction of the nominal value, by CHF 1, which was paid in addition to a dividend of CHF 2.

Strong market position reinforced: sales up 3 percent in local currencies – Asia-Pacific grows 5 percent
 Full year 2002 sales were 3 percent higher in local currencies than the year before. This growth was achieved mainly from organic growth despite continuing competitive market conditions around the world in most businesses. In Swiss francs, sales reached CHF 7.085 billion, 4 percent lower, reflecting the continuing strength of the Swiss franc against all major currencies. The Swiss franc appreciated 3 percent against the euro, 4 percent against the British pound and 8 percent against the U.S. dollar. Volumes rose substantially by 5 percent. Price reductions slowed down in the second half and could be held to 3 percent. Some price increases were successfully implemented in the fourth quarter.

On a regional basis, Asia-Pacific achieved significant growth of 5 percent in local currencies, based on continued strength in Region China (+13 percent in local currencies) and several South East Asian countries. The strategy of making long-term investments in these growth markets is bringing results, with the China Region now becoming Ciba Specialty Chemicals’ third largest market after the United States and Germany. Europe grew by 2 percent, as did Germany. In the Americas, sales rose 2 percent, with the U.S. slightly ahead of last year’s level.

High profitability further improved in difficult environment
 Net income for 2002 was 6 percent higher in Swiss francs, at CHF 406 million. Earnings per share (basic and diluted) were CHF 5.92. Operating income showed a strong increase of 25 percent in local currencies. In Swiss francs, operating income was up 4 percent, to CHF 788 million, despite negative currency developments, with a resulting improvement in margins from 10.3 percent of sales to 11.1 percent in 2002. The gross profit margin for full year 2002 improved to 33.3 percent of sales, compared to 32.3 percent in 2001. EBITDA rose 10 percent in local currencies, compared to the previous year. Despite the strong currency effect, EBITDA in Swiss francs reached CHF 1.173 billion (-5 percent). The EBITDA margin was kept at a good level of 16.6 percent of sales.

On the one hand, operating income and net income benefited from a one-time effect of a change in goodwill accounting required under U.S. GAAP regulations of about CHF 60 million; on the other hand, net income was affected by non-periodic write downs of book values of CHF 45 million of certain participations. Included, among others, was its remaining, reduced ownership in Hexcel, an equity position which stayed with the Company as part of the 1997 spin-off that created Ciba Specialty Chemicals and which was mostly sold in 2001.

Apart from these special effects also, operating income and net income showed a healthy operational improvement. The keys to this improvement were lower raw material prices, better capacity utilization in the production area, and, primarily, tight cost control in all areas. Four smaller manufacturing facilities were closed over the past two years and significant improvements were introduced in other production areas. Many process improvements were achieved in support areas, led by the consolidation of three supply chains into one, a project which is well on track and expected to be completed in 2003. The IT infrastructure project was completed in 2002. In the last two years, Ciba Specialty Chemicals eliminated 1,300 net positions to adapt its cost structure to the realities of the market. At the same time, the Company also added people in strategic areas such as China and other Asian countries, where business was growing over-proportionally. The Company is on track to fully reach in 2003 the annual savings target of CHF 70 million, which it established as part of the “Fit for Growth” program.

Underlining the Company’s strong commitment to innovation, spending on research and development increased in 2002 by 7 percent in Swiss francs, or 4.2 percent of sales, compared to 3.8 percent in 2001.

The stronger balance sheet and cash position led to a reduction of net interest expense of 18 percent. Exchange rate gains and losses and hedging results remained unchanged compared to 2001, although influenced by exchange losses in Argentina, Brazil and Mexico that cannot be hedged economically.

Further strengthened balance sheet: net debt reduced by CHF 888 million to below CHF 1.5 billion
 The strong focus on cash generation continues to show good results with a free cash flow of CHF 683 million prior to acquisitions, divestments and treasury operations. Key to this was the improved operational performance. Both, inventories and receivables, again fell as a percentage of sales.

Additional to this free cash flow, the Company obtained CHF 344 million from the net sale of treasury stock. With this strong influx of cash, the Company was able to significantly reduce net debt, by CHF 888 million (–38 percent), compared to year-end 2001. Net debt now totals less than CHF 1.5 billion. A record of nearly CHF 2.4 billion in cash remains available on the balance sheet. With this, Ciba Specialty Chemicals is well prepared to maintain its healthy balance sheet even after the upcoming bond debt repayments in 2003 of around CHF 950 million.

New program “Managing for Growth” – mid term targets confirmed
 While the Company has made substantial improvements in cash generation, cost reduction and earnings, an increased focus in 2003 and beyond will be on profitable growth, to further improve the top line. With “Managing for Growth”, a variety of projects will be launched with the aim to organically outperform market growth. In addition, the Company is committed to realizing some acquisitions in 2003; however, it will not waver from its policy of making only acquisitions that meet its strict requirements and, by that, keep the risk level as low as possible.

Armin Meyer, Chairman and CEO: “Ciba Specialty Chemicals’ foundation is financially strong. Our ambition is to aggressively seek every opportunity to grow and to become one of the best companies in creatively pursuing and creating profitable growth opportunities. Our initiatives for innovation, cash and people have shown good results; now, we increase our focus on profitable growth. With all of these actions in place, we will stick to our earlier announced targets: 6 percent average annual growth until 2005 and, in 2005, an EBITDA margin of 20 percent of sales and a free cash flow exceeding CHF 1 billion.”

Clear commitment to corporate governance, social responsibility and sustainability
 The Company is complying with the Swiss Code of Best Practice guidelines, the new Swiss Exchange Corporate Governance Directive and continues to implement relevant regulations under the newly introduced U.S. Sarbanes-Oxley Act. Ciba Specialty Chemicals exceeds many of the standards in practice. All members of the Board of Directors, excluding the Chairman, are non-executive and independent of the Company. With the appointment of an external Lead Director and committees for Audit and Remuneration, both chaired by external directors, the Company has secured the right checks and balances.

For Ciba Specialty Chemicals, social accountability and environmental responsibility are fundamental to the business, similar to financial performance. This is reflected in consistent, clear and global practices, formalized in 2002 with a Social Policy Statement, which complements the Code of Conduct adopted in 2000. Together, they shall ensure that internationally recognized best practice standards are applied by the Company worldwide. The Executive Committee has also formalized Ciba’s long-standing commitment to be accountable for its products from “cradle to grave”, with the official adoption of Product Stewardship Guiding Principles.

Outlook 2003
 In the upcoming quarters, Ciba Specialty Chemicals does not expect substantial changes in the current difficult trading conditions. In such a market environment, it is particularly important to continue to reduce the cost base by increasing operational efficiency and by adhering to strict expense controls. The Company will need to compensate for around CHF 60 million in additional expenses, mainly for an increase in pension contributions and higher insurance premiums.

Despite the anticipated challenging first two quarters of the year, for the full year the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to be above the levels of 2002. With the continuous strong focus on cash generation, the Company is striving to achieve a free cash flow for 2003 in excess of CHF 600 million.

These forecasts are based on the assumption of an economic recovery later in the year in the United States and, afterwards, in Europe, as well as reasonably stable currency exchange rates vis-à-vis the Swiss franc, and, as usual, the effects of potential acquisitions are not included. In addition, the Company continues to monitor developments in the geopolitical climate globally and is prepared to react accordingly.

Good overall performance by the Segments

Full Year to Full Year Comparisons by Segments
(in millions of Swiss francs)

	Full Year	Full Year	Change	Change
	2002	2001	in %	in %	Full Year		Full Year
	sales	sales	local curr.	CHF	2002 EBITDA	% of Sales	2001 EBITDA	% of Sales

Plastic Additives	1 813	1 834	6	-1	346	19.1	388	21.1

Coating Effects	1 920	1 944	5	-1	440	22.9	411	21.1

Water & Paper Treatment	1 409	1 486	1	-5	186	13.2	157	10.6

Textile Effects	1 544	1 673	-2	-8	208	13.5	248	14.8

Home & Personal Care	399	430	1	-7	82	20.6	95	22.2

Corporate	—	—			-89	—	-69	—

Total Group	7 085	7 367	3	-4	1 173	16.6	1 230	16.7

Plastic Additives expanded its product and service offerings in 2002, driving growth of 6 percent in local currencies in a competitive pricing environment. Capital investments, targeted at de-bottlenecking, allowed the Segment to compete more efficiently. At the same time two smaller plants were closed. Coating Effects had a strong year, with higher results in sales in local currencies (+5 percent) and in profitability. There was strong demand in the coatings, plastics and inks markets, with excellent growth as well in digital printing and in pigments for LCD displays. Water & Paper Treatment continued its turnaround in 2002, with higher sales in local currencies (+1 percent). There was a further improvement in profitability, with production and personnel costs both decreasing. Strong growth in Asia-Pacific and South America, as well as growth in Europe, helped offset weaker sales in NAFTA. Textile Effects continued last year to manage the increasingly rapid shift of textile production markets from Europe and NAFTA to Asia. With its global setup, Ciba Specialty Chemicals is in a good position to follow these market moves. There was strong, double-digit growth in the oil and water repellent business and good gains in comfort and easy care, while global market weakness continued in dyes for most major fiber grades. Overall, Segment sales, in local currencies, were 2 percent lower. Home & Personal Care continued to successfully expand its product portfolio beyond its traditional whiteners and hygiene solutions. Sales in local currencies increased 1 percent with UV protection products, solutions for fabric care and its line of sophisticated detergent whiteners as main growth drivers.

Local sales and profitability continue to improve in the 4th quarter

4th Quarter to 4th Quarter Comparisons
(in millions of Swiss francs)

Three months ended December 31,	Q4 2002	Q4 2001(1)	Change in %

Net sales	1 675	1 703	6*/-2
Gross profit	527	556	-5
Operating income	161	157	29*/3
Net income	94	79	18
EBITDA	257	275	11*/-6
EBITDA margin	15.3%	16.1%

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In the fourth quarter 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 171 million, and net income CHF 93 million.

Compared with the fourth quarter last year, sales in local currencies and profitability improved. Sales in local currencies for the fourth quarter of 2002 were 6 percent higher than in the fourth quarter 2001; operating income rose 29 percent in local currencies and 3 percent in Swiss francs, despite continuing negative currency effects; and EBITDA rose by 11 percent in local currencies. Net income in Swiss francs rose by 18 percent.

4th Quarter to 4th Quarter Comparisons by Segments
(in millions of Swiss francs)

	Q4	Q4	Change	Change
	2002	2001	in %	in %	Q4		Q4
	sales	sales	local curr.	CHF	2002 EBITDA	% of Sales	2001 EBITDA	% of Sales

Plastic Additives	427	417	10	2	66	15.6	79	18.9

Coating Effects	447	442	8	1	98	22.0	78	17.6

Water & Paper Treatment	341	363	1	-6	38	11.0	59	16.3

Textile Effects	361	373	4	-3	58	16.2	46	12.4

Home & Personal Care	99	108	2	-7	22	22.0	30	28.6

Corporate			—	—	-25	—	-17	—

Total Group	1 675	1 703	6	-2	257	15.3	275	16.1

Quarterly results for the individual segments have oscillated significantly in 2002 because of unpredictable sales swings and one time costs for plant closures. Therefore, on an individual basis, they are not an adequate indicator for the average medium-term performance levels.

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers’ products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of around CHF 7.1 billion in 2002 and CHF 294 million was spent on R&D to foster innovation across the Company.

Virtual news kit: www.cibasc.com/media

•	News release in full

•	Media presentation (available from 10:30 CET onwards)

•	Annual Report 2002 (pdf) including

•	Business Review 2002

•	Financial Review 2002

•	EHS Report 2002

•	Photos Ciba Specialty Chemicals

Financial calendar

•	March 6, 2003: Annual General Meeting of Shareholders

•	April 24, 2003: First Quarter 2003 financial results

•	May 23, 2003: Proposed capital reduction payment date

•	August 20, 2003: Half Year 2003 financial results

•	October 23, 2003: Nine Month 2003 financial results

For further information please contact:

Media	Investor Relations

Basel, Switzerland	Basel, Switzerland
Thomas Gerlach	Matthias A. Fankhauser
Group Communications	Investor Relations
Tel: +41 61 636 4444	Tel: +41 61 636 5081
Fax: +41 61 636 3019	Fax: +41 61 636 5111

Forward-Looking Statements
 Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

Ciba Specialty Chemicals
Full Year Report 2002

Consolidated Financial Highlights
(in millions of Swiss francs, except share and per share data)

Year ended December 31,	2002	2001(1)

Statements of income
Net sales	7 085	7 367

Gross profit	2 356	2 379

Operating income (EBIT)	788	761

Financial income and expense, net	-215	-193

Income from continuing operations, before income taxes and minority interest	573	568

Provision for income taxes	154	178

Income from continuing operations, before minority interest	419	390

Minority interest	13	10

Income from continuing operations	406	380

Cumulative effects of change in accounting principles, net of tax(2)	0	2

Net income	406	382

Basic and diluted earnings per share
Continuing operations	5.92	5.72

Cumulative effects of change in accounting principles(2)	0.00	0.04

Net income per share	5.92	5.76

Operating income (EBIT)	788	761

Depreciation and amortization	385	469

EBITDA	1 173	1 230

Balance sheets
Current assets	5 314	4 827

Property, plant and equipment, net	3 196	3 565

Other long-term assets	3 282	3 326

Total assets	11 792	11 718

Current liabilities	3 095	1 977

Long-term liabilities	4 267	5 745

Minority interests	76	88

Shareholders’ equity	4 354	3 908

Total liabilities and shareholders’ equity	11 792	11 718

Statements of cash flows
Net cash provided by operating activities	1 038	1 054

Net cash used in investing activities	-349	-334

Net cash provided by (used in) financing activities	144	-275

Effect of exchange rate changes on cash and cash equivalents	-74	-22

Net increase in cash and cash equivalents	759	423

*	Percentage change in local currencies.

(1)	Effective January 1, 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets”. In 2001, on an adjusted basis, excluding goodwill amortization, operating income would have been CHF 822 million, income from continuing operations before income taxes and minority interest CHF 629 million, income from continuing operations before minority interest CHF 451 million, income from continuing operations CHF 441 million, net income CHF 443 million and basic and diluted earnings per share CHF 6.68.

(2)	Effective January 1, 2001, the Company adopted FASB SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended which replaced existing pronouncements and practices with a single, integrated accounting framework for derivatives and hedging activities.

Condensed Business Segment Data
(in millions of Swiss francs)

			Change in %

			Local
Year ended December 31,	2002	2001	currencies	CHF

Net sales
Plastic Additives	1 813	1 834	6	-1

Coating Effects	1 920	1 944	5	-1

Water & Paper Treatment	1 409	1 486	1	-5

Textile Effects	1 544	1 673	-2	-8

Home & Personal Care	399	430	1	-7

Corporate			—	—

Total net sales	7 085	7 367	3	-4

Operating income
Plastic Additives	245	275	4	-11

Coating Effects	341	312	29	9

Water & Paper Treatment	98	65	69	51

Textile Effects	142	181	-1	-21

Home & Personal Care	56	67	7	-17

Corporate and other expenses	-94	-78	22	21

Operating income before goodwill amortization	788	822	16	-4

Goodwill amortization(1)	—	-61	—	—

Total operating income	788	761	25	4

EBITDA(2)
Plastic Additives	346	388	1	-11

Coating Effects	440	411	23	7

Water & Paper Treatment	186	157	28	18

Textile Effects	208	248	0	-16

Home & Personal Care	82	95	4	-14

Corporate	-89	-69	29	28

Total EBITDA(2)	1 173	1 230	10	-5

EBITDA margin(3)
Plastic Additives	19.1%	21.1%

Coating Effects	22.9%	21.1%

Water & Paper Treatment	13.2%	10.6%

Textile Effects	13.5%	14.8%

Home & Personal Care	20.6%	22.2%

Corporate	—	—

Total EBITDA margin(3)	16.6%	16.7%

(1)	See footnote (1) to Consolidated Financial Highlights table above.

(2)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income (EBIT) plus depreciation and amortization, which amounted to CHF 385 million (2001: CHF 469 million).

(3)	EBITDA margin is calculated as EBITDA as a percentage of net sales.